Exhibit 4.1(d)

Amendment No. 1 to Consulting Agreement

Between Calypte Biomedical Corporation

and Owen Naccarato

This Agreement amends and modifies the Consulting Agreement between Calypte Biomedical Corporation (“Calypte” or the “Company”) and Owen Naccarato (“Consultant”) dated November 1, 2002 and is effective as of February 10, 2003.

Whereas, the Company desires to expand the services the Consultant will provide to the Company pursuant to the above referenced Consulting Agreement and Consultant is agreeable to this increase in his services.

Now therefore, in consideration of the premises and mutual promises set forth herein, the parties hereto agree as follows:

1.	The term of Consultant’s Consulting Agreement shall be not extended and, by virtue of this Amendment, shall still terminate on November 1, 2003; however,

2.	Included specifically as an additional service is the consultants costs regarding the Company’s legal needs relating specifically to its corporate transactional needs of a February 2003 S-8 filing.

3.	In consideration for these services to be performed by Consultant, the Company will immediately grant to Consultant 100,000 shares of its registered common stock. All compensation pursuant to the Consulting Agreement and this Amendment is fully earned upon execution of this amendment.

4.	All other terms and conditions of the Consultant Agreement dated November 1, 2002 remain unchanged.

Consultant:		CALYPTE BIOMEDICAL CORPORATION

By:	/s/ OWEN NACCARATO	By:	/s/ RICHARD D. BROUNSTEIN
	Owen Naccarato		Richard Brounstein Executive Vice President & CFO